FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“Third Quarter 2010 Sales”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, October 14, 2010

Third Quarter 2010 Sales

•	Sales up 11 percent at constant exchange rates

•	Crop Protection: growth across all product lines, all regions

•	Continuing strong performance in Latin America

•	Upturn in Northern hemisphere markets

•	Technology success in Seeds

•	Full year guidance maintained

Sales in the third quarter of 2010 increased by 11 percent at constant exchange rates; reported sales were 10 percent higher at $2.2 billion.  In the first nine months of the year, sales were up 1 percent at constant exchange rates at $8.9 billion.

In Crop Protection, third quarter sales volume increased by 18 percent, with strong growth across all product lines and all regions.  Prices were 7 percent lower and 5 percent lower excluding glyphosate, an improved performance compared with the second quarter.  In Europe, growth in most major markets was driven by Herbicides and by Seed Care.  NAFTA saw sustained volume momentum across the portfolio, more than offsetting lower prices notably for glyphosate.  Latin America continued to deliver an excellent performance, particularly in Argentina where sales were up by more than 40 percent.  In Brazil, moisture levels improved towards the end of September resulting in a good start to planting.  Growth in Asia-Pacific accelerated, driven by the emerging markets.

Growth in Selective Herbicides was led by CALLISTO® in North America and by sales on oilseed rape in Europe.  Modest growth in Non-selective Herbicides was due largely to strong volume growth in TOUCHDOWN® in the Americas, more than offsetting price weakness.  Fungicide growth was led by AMISTAR® in Latin America, where sales were up by more than 50 percent.  Growth in Insecticides was driven by ACTARA® and DURIVO®.  Seed Care sales improved with a strong performance by CRUISER® in Europe and Latin America.  In Professional Products, turf and ornamentals showed a recovery in an improved economic environment.

Combined sales of new products reached $338 million in the first nine months of the year, an increase of 16 percent.  The main drivers were DURIVO® and REVUS®, which are being launched in additional markets.

Syngenta – October 14, 2010 / Page 1 of 4

Seeds sales increased by 12 percent in the third quarter.  Volume increased by 4 percent and prices were 8 percent higher.  Sales of Corn & Soybean were up by more than 20 percent led by the USA, reflecting a positive market reaction to an enhanced portfolio.  Sales of Diverse Field Crops increased slightly due to the consolidation of the recent sunflower acquisition.  Vegetables showed double digit growth in all regions reflecting the breadth of the range and expansion into emerging markets.

Mike Mack, Chief Executive Officer, said:

“The third quarter performance confirms our expectation of continuing positive volume momentum in the second half of 2010.  This, coupled with careful control of costs and increasing profitability in Seeds, should allow us to achieve full year operating income around last year’s level.  As we look ahead to 2011, we are in a strong position to capture value from improving conditions in the crop protection market and from the significant advances in our Seeds technology.”

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – October 14, 2010 / Page 2 of 4

Unaudited Third Quarter Product Line and Regional Sales

Syngenta	Q3 2010 $m	Q3 2009 $m	Actual %	CER(1) %
Crop Protection	1763	1609	+ 10	+ 11
Seeds	442	406	+ 9	+ 12
Business Development	3	2	na	na
Inter-segment elimination(2)	- 9	- 17	-	-
Total	2199	2000	+ 10	+ 11

Crop Protection
Product line
Selective Herbicides	302	272	+ 11	+ 15
Non-selective Herbicides	276	270	+ 2	+ 2
Fungicides	503	454	+ 11	+ 11
Insecticides	337	322	+ 5	+ 5
Seed Care	202	186	+ 9	+ 13
Professional Products	97	92	+ 7	+ 5
Others	46	13	na	na
Total	1763	1609	+ 10	+ 11
Regional
Europe, Africa and Middle East	422	402	+ 5	+ 14
NAFTA	424	404	+ 5	+ 4
Latin America	590	515	+ 15	+ 15
Asia Pacific	327	288	+ 13	+ 9
Total	1763	1609	+ 10	+ 11

Seeds
Product line
Corn & Soybean	154	126	+ 23	+ 22
Diverse Field Crops	68	70	- 3	+ 2
Vegetables	156	139	+ 12	+ 15
Flowers	64	71	- 9	- 4
Total	442	406	+ 9	+ 12
Regional
Europe, Africa and Middle East	158	159	-	+ 8
NAFTA	122	94	+ 31	+ 31
Latin America	112	115	- 3	- 3
Asia Pacific	50	38	+ 31	+ 26
Total	442	406	+ 9	+ 12

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

Syngenta – October 14, 2010 / Page 3 of 4

Unaudited Nine Months Product Line and Regional Sales

Syngenta	9 months 2010 $m	9 months 2009 $m	Actual %	CER(1) %
Crop Protection	6759	6609	+ 2	-
Seeds	2205	2082	+ 6	+ 4
Business Development	8	7	na	na
Inter-segment elimination(2)	- 33	- 43	-	-
Total	8939	8655	+ 3	+ 1

Crop Protection
Product line
Selective Herbicides	1922	1887	+ 2	- 2
Non-selective Herbicides	824	961	- 14	- 17
Fungicides	1991	1810	+ 10	+ 7
Insecticides	1037	995	+ 4	+ 2
Seed Care	571	578	- 1	- 2
Professional Products	339	317	+ 7	+ 4
Others	75	61	na	na
Total	6759	6609	+ 2	-
Regional
Europe, Africa and Middle East	2212	2212	-	- 2
NAFTA	2086	2286	- 9	- 12
Latin America	1300	1065	+ 22	+ 22
Asia Pacific	1161	1046	+ 11	+ 4
Total	6759	6609	+ 2	-

Seeds
Product line
Corn & Soybean	960	969	- 1	- 3
Diverse Field Crops	454	374	+ 21	+ 16
Vegetables	516	461	+ 12	+ 11
Flowers	275	278	- 1	- 2
Total	2205	2082	+ 6	+ 4
Regional
Europe, Africa and Middle East	920	818	+ 12	+ 9
NAFTA	948	974	- 3	- 3
Latin America	174	156	+ 11	+ 11
Asia Pacific	163	134	+ 22	+ 15
Total	2205	2082	+ 6	+ 4

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

Syngenta – October 14, 2010 / Page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	October 14, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration